From: Alexander Bafer <abafer@recallstudios.com>

Date: Wed, Jan 17, 2018 at 9:17 AM

Subject: Resignation

To: frank@recallstudios.com

Frank,

Please let this email serve as my resignation as Chairman of the Board and CEO/CFO of Recall Studios Inc. dba Brick Top Productions Inc. formerly know as Carolco Pictures Inc. effective immediately. It has been an honor to serve the company, but unfortunately due to personal matters I am not able to continue at present. I am always available if you should require any further assistance. Thank you.

Regards,

Alexander Bafer

Chairman Of The Board

CEO

Recall Studios, Inc

1115 Broadway

12th Floor

New York, NY 10010

P (212) 537-5775

C (561) 504-4806

abafer@recallstudios.com

www.recallstudios.com